UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 0-30121

CUSIP Number: 903844108

NOTIFICATION OF LATE FILING

(Check One):

|_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended: July 31, 2009

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:_________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Ulticom, Inc.
Full name of registrant

N/A
Former name if applicable

1020 Briggs Road
Address of principal executive office (Street and number)

Mount Laurel, New Jersey 08054
City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Ulticom, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 as soon as practicable and does not currently expect that it will be able to file the report on or before the fifth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

This delay is the result of restatements of the Company’s historical financial statements required to (i) reflect the results of the completed investigations by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) and (ii) correct errors in revenue recognition resulting from the Company’s improper application of AICPA Statement of Position No. 97-2, Software Revenue Recognition (“SOP No. 97-2”), as amended and interpreted, specifically relating to vendor specific objective evidence (“VSOE”). The Audit Committee’s investigations were previously disclosed in the Company’s press releases dated March 14, 2006 and November 14, 2006 and the completion of such investigations and a summary of the results thereof were disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2008. The Audit Committee’s investigations related to historical option practices and other unrelated historical accounting practices affecting fiscal 1996 through 2004. The historical accounting practices involved excessive accruals in certain historical periods and inappropriate deferral of revenue relating to certain intercompany transactions between the Company and one of its Comverse Technology, Inc. affiliates.

The Company is in the process of preparing its financial statements, including the restatement of previously reported financial information, in order to become current in its periodic reporting requirements under the Exchange Act. Based upon the current status of the Company’s preparation of its Annual Report on Form 10-K and related audits, the Company expects to file its periodic reports covering the fiscal years 2005, 2006, 2007 and 2008 (years ended January 31, 2006, 2007, 2008 and 2009), certain quarterly reports and any prior periods required for the Company to be current in its reporting obligations, together with any restated historical financial information, by October 31, 2009. As previously disclosed, the Company has entered into a final settlement with the SEC relating to the matters covered by the Audit Committee’s investigations and has consented to the issuance of a final judgment ordering the Company to become current in its periodic reporting requirements under the Exchange Act by no later than November 9, 2009.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Kissman	(856)	787-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

|_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal years ended January 31, 2006, January 31, 2007, January 31, 2008 and January 31, 2009 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008, July 31, 2008, October 31, 2008 and April 30, 2009.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s cash, cash equivalents and short term investments as of July 31, 2009 were $82,896,000 compared with $282,244,000 at July 31, 2008 and compared with $281,995,000 at January 31, 2009, as a result of the Company’s payment of a a special cash dividend of $4.58 per share, on

April 20, 2009 to the Company’s shareholders of record as of the close of business on April 13, 2009. The Company had no debt as of July 31, 2009, July 31, 2008 and January 31, 2009. The Company had 43,590,105 shares of common stock outstanding as of July 31, 2009. As discussed in Part III above, the Company is currently in the process of preparing its financial statements, including the evaluation of the Company’s revenue recognition based on the application of SOP No. 97-2 specifically related to VSOE. While the Company has made progress, it has not completed the preparation of its consolidated financial statements for periods through July 31, 2009, and consequently is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal quarter ended July 31, 2009 in comparison to the fiscal quarter ended July 31, 2008.

Note: This Form 12b-25 contains “forward-looking statements” for purposes of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These forward looking statements include those related to the completion of the restatement of the Company’s financial statements, and the failure to file annual and quarterly reports on Form 10-K and Form 10-Q, respectively, in a timely manner. There can be no assurances that the results predicted in any such forward-looking statements will be achieved, and actual events or results could differ materially from the results predicted or from any other forward-looking statements made by, or on behalf of, the Company, and should not be considered as an indication of future events or results. Important factors that could cause actual results to differ materially include: the results of the Company’s evaluation of revenue recognition based on the application of SOP No. 97-2 specifically relating to vendor specific objective evidence; the impact of, and ability to successfully complete, the restatement of financial statements of the Company required in connection with the completed Audit Committee investigations relating to historical option grant practices and other unrelated historical accounting practices affecting fiscal 1996 through 2004 and relating to the SOP No. 97-2 analysis; the Company’s inability to file required reports with the Securities and Exchange Commission; the risks of dealing with potential claims and proceedings that may be commenced concerning such matters; risks associated with the delisting of the Company’s shares from The NASDAQ Stock Market and the quotation of the Company’s common stock in the “Pink Sheets,” including any adverse effects related to the trading of the stock due to, among other things, the absence of market makers; risks of litigation and of governmental investigations or proceedings arising out of or related to the Company’s stock option grants or other unrelated accounting practices, as well as any restatement of the financial statements of the Company; risks associated with the current weakness in the world economy generally and in the telecommunications industry in particular; risks associated with the development and acceptance of new products and product features; risks associated with the Company’s dependence on a limited number of customers for a significant percentage of the Company’s revenues; changes in the demand for the Company’s products; changes in capital spending among the Company’s current and prospective customers; aggressive competition that may force the Company to reduce prices; risks associated with rapid technological changes in the telecommunications industry; risks associated with holding a large proportion of the Company’s assets in cash equivalents and short-term investments; risks associated with the Company’s products being dependent upon their ability to operate on new hardware and operating systems of other companies; risks associated with dependence on sales of the Company’s Signalware products; risks associated with future networks not utilizing signaling systems and protocols that the Company’s products are designed to support; risks associated with the products having long sales cycles and the limited ability to forecast the timing and amount of product sales; risks associated with the integration of the Company’s products with those of equipment manufacturers and application developers and the Company’s ability to establish and maintain channel and marketing relationships with leading equipment manufacturers and application developers; risks associated with the Company’s reliance on a limited number of independent manufacturers to manufacture boards for the Company’s products and on a limited number of suppliers for board components; risks associated with becoming subjected to, defending and resolving allegations or claims of infringement of intellectual property rights; risks associated with others infringing on the Company’s intellectual property rights and the inappropriate use by others of the Company’s proprietary technology; risks associated with the Company’s ability to retain existing personnel and recruit and retain qualified personnel; risks associated with the increased difficulty in relying on equity incentive programs to attract and retain talented employees and with any associated increased employment costs; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; risks associated with changes in the competitive or regulatory environment in which the Company operates; and other risks described in filings with the Securities and Exchange Commission. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as otherwise required by the federal securities laws.

Ulticom, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 9, 2009

ULTICOM, INC.

By:	/s/ Mark Kissman
Name: Mark Kissman Title: Chief Financial Officer